Reliance
Industries Limited

Regd. Office : Maker Chambers IV, 3rd Floor, 222, Nariman Point, Post Box : 11717, Mumbai - 400 021.
Gram : 'RELCOMCOP', Phones : 3032 5000, 2284 2384, 2284 2929, 2282 6070
Telefax : 022 - 2204 2268, 2285 2214 Website : www.ril.com

[redacted]

05013011

November 30, 2005

File No.82-3300

Securities Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450, Fifth Street, N.Y.
Washington D.C. 20549
USA

SUPPL

Dear Sirs,

Pursuant to the requirement of furnishing information in connection with the exemption under Rule 12g3-2(b), we forward herewith the following documents filed with the domestic stock exchanges, for your information and record :-

Sr No	Requirement under Listing Agreement with domestic Stock Exchanges	Letter dated	Subject matter
1	Clause 41	November 30, 2005	Limited Review Report by the Statutory Auditors on the Unaudited Financial Results of the Company for the quarter/half year ended September 30, 2005.

Thanking you,

Yours faithfully,
For **Reliance Industries Limited**

S. Sudhakar
Asst. Vice President – Corporate Secretarial

Encl : a/a

PROCESSED
DEC 05 2005
THOMSON FINANCIAL

RECEIVED
2005 DEC -5 P 5:13
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Reliance
Industries Limited
Regd. Office : Maker Chambers IV, 3rd Floor, 222, Nariman Point, Post Box : 11717, Mumbai - 400 021.
Gram : 'RELCOMCOP', Phones : 3032 5000, 2284 2384, 2284 2929, 2282 6070
Telefax : 022 - 2204 2268, 2285 2214 Website : www.ril.com

November 30, 2005

The Secretary
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001

The Manager
Listing Department
National Stock Exchange of India Limited
Exchange Plaza, 5th Floor
Plot No.C/1, G. Block
Bandra-Kurla Complex
Mumbai 400 051

The Secretary
The Calcutta Stock Exchange Association Limited
7 Llyons Range
Kolkata 700 001

Dear Sir,

Sub : **Limited Review Report**

Scrip Code : **500325**

Further to our letter dated October 27, 2005, enclosing the Unaudited Financial Results of the Company for the quarter/half year ended 30th September, 2005, we forward herewith the Limited Review Report from the Statutory Auditors of the Company, as required under Clause 41 of the Listing Agreement.

Kindly take the same on record.

Thanking you,

Yours faithfully,
For **Reliance Industries Limited**

S. Sudhakar
Asst. Vice President – Corporate Secretarial

Encl : a/a

Reliance
Industries Limited
Regd. Office : Maker Chambers IV, 3rd Floor, 222, Nariman Point, Post Box : 11717, Mumbai - 400 021.
Gram : 'RELCOMCOP', Phones : 3032 5000, 2284 2384, 2284 2929, 2282 6070
Telefax : 022 - 2204 2268, 2285 2214 Website : www.ril.com

November 30, 2005

The Secretary
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001

The Manager
Listing Department
National Stock Exchange of India Limited
Exchange Plaza, 5th Floor
Plot No.C/1, G. Block
Bandra-Kurla Complex
Mumbai 400 051

The Secretary
The Calcutta Stock Exchange Association Limited
7 Llyons Range
Kolkata 700 001

Dear Sir,

Sub : **Limited Review Report**

Scrip Code : **500325**

Further to our letter dated October 27, 2005, enclosing the Unaudited Financial Results of the Company for the quarter/half year ended 30th September, 2005, we forward herewith the Limited Review Report from the Statutory Auditors of the Company, as required under Clause 41 of the Listing Agreement.

Kindly take the same on record.

Thanking you,

Yours faithfully,
For **Reliance Industries Limited**

S. Sudhakar
Asst. Vice President – Corporate Secretarial

NSEIL
30 NOV 2005
Contents not Verified

Encl : a/a

To
The Board of Directors of
Reliance Industries Limited

LIMITED REVIEW REPORT ON THE UNAUDITED FINANCIAL RESULTS OF RELIANCE INDUSTRIES LIMITED FOR THE QUARTER ENDED 30TH SEPTEMBER 2005

We have reviewed the accompanying statement of unaudited financial results of Reliance Industries Limited for the three months ended 30th September, 2005. This statement is the responsibility of the Company's Management and has been approved by the Board of Directors.

Our review has been restricted to the figures shown in the columns headed "Quarter ended 30th September, 2005" and "Half year ended 30th September, 2005". We have traced the figures shown in the columns headed "Quarter ended 30th September, 2004" and "Half year ended 30th September, 2004" from the statement of unaudited financial results, published by the Company and column headed "For the Year ended 31st March, 2005 (Audited)" from the audited financial statements of the company.

A review of interim financial information consists principally of applying analytical procedures for financial data and making inquires of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review conducted as above and read with notes to statement, nothing has come to our notice that causes us to believe that the accompanying statement of unaudited financial results prepared in accordance with accounting standards and other recognized accounting practices and policies has not disclosed the information required to be disclosed in the terms of Clause 41 of the Listing Agreement including the manner in which it is to be disclosed, or that it contains any material misstatement.

For Chaturvedi & Shah	For Deloitte Haskins & Sells	For Rajendra & Co.
Chartered Accountants	*Chartered Accountants*	*Chartered Accountants*
(Rajesh Chaturvedi)	(P. R. Barpande)	(A. R. Shah)
Partner	Partner	Partner
Mem. No. 45882	Mem. No. 15291	Mem. No. 47166

Mumbai dated: 28th October, 2005

CHATURVEDI & SHAH MUMBAI CHARTERED ACCOUNTANTS

DELOITTE HASKINS & SELLS 12, Dr. Annie Besant Rd., Opp. Shiv Sagar Estate, Worli, Mumbai-400018. CHARTERED ACCOUNTANTS

RAJENDRA & CO. MUMBAI CHARTERED ACCOUNTANTS

Meeting of the Board of Directors of the Company held on 27th October 2005

The Secretary
The Stock Exchange, Mumbai

Name of the Company : **Reliance Industries Limited**
Regd. Office: 3rd Floor, Maker Chambers IV, 222, Nariman Point, Mumbai 400 021

UNAUDITED FINANCIAL RESULTS FOR THE QUARTER / HALF – YEAR ENDED 30th SEPTEMBER 2005

(Rs. in crores, except per share data)

Sr. No.	Particulars	Quarter Ended 30th September		Half-year Ended 30th September		Year Ended 31st March
		2005	2004	2005	2004	2005 (Audited)
1.	Turnover	22,893	17,864	42,777	33,610	73,164
	Less: Excise Duty Recovered on Sales	2,176	1,700	4,276	3,166	7,113
	Net Turnover	**20,717**	**16,164**	**38,501**	**30,444**	**66,051**
2.	Other Income	222	296	416	643	1,450
3.	Total Expenditure					
	(a) (Increase)/decrease in stock in trade	(799)	706	(2,289)	(88)	524
	(b) Consumption of raw materials	15,228	10,657	28,769	21,161	45,932
	(c) Staff cost	259	185	512	363	846
	(d) Other expenditure	2,317	1,446	4,232	3,033	5,937
4.	Interest	222	434	458	902	1,469
5.	Depreciation	804	914	1,595	1,830	3,724
6.	**Profit before tax**	**2,908**	**2,118**	**5,640**	**3,886**	**9,069**
7.	Provision for Current Tax (including Fringe Benefit tax)	251	166	497	297	705
8.	Provision for Deferred Tax	176	200	352	400	792
9.	**Net Profit**	**2,481**	**1,752**	**4,791**	**3,189**	**7,572**
10.	Paid up Equity Share Capital, Equity Shares of Rs. 10/- each.	1,394	1,396	1,394	1,396	1,394
11.	Reserves excluding revaluation reserves (as per balance sheet) of previous accounting year					36,280
12.	**Earnings per share (of Rs. 10)** **(Not Annualised)**					
	Basic	17.8	12.5	34.4	22.8	54.2
	Diluted	17.8	12.5	34.4	22.8	54.2
13.	**Aggregate of non-promoter shareholding**					
	- **Number of Shares (in crores)**	74.21	74.47	74.21	74.47	74.19
	- **Percentage of Shareholding (%)**	53.25	53.33	53.25	53.33	53.24

Notes:

1. 1. The figures for the corresponding periods have been restated, wherever necessary, to make them comparable.

2. The Company has filed an application with the Honourable High Court of Mumbai to demerge certain undertakings into four new resulting companies. The shareholders, secured and unsecured creditors at their respective meetings held on 21st October 2005, have approved the demerger scheme as directed by the High Court of Mumbai with effect from the appointed date i.e., 1st September, 2005. The Company has filed a petition along with the Scheme with the Honorable High Court of Mumbai for approving the scheme. Necessary accounting effect shall be given once the scheme becomes effective.

3 (a) The Company, based on the report by international valuers, has revalued plant, equipment and buildings situated at Patalganga, Hazira and Jamnagar as at 1st August 2005 by an amount of Rs 22,497 crores (US$ 5,111 million) and an equivalent amount has been credited to Revaluation Reserve Account. Consequent to the revaluation, there is an additional charge for depreciation of Rs. 353 crores (US$ 80 million) for the half-year ended 30th September 2005 and an equivalent amount has been withdrawn from Revaluation Reserve. **This has no impact on profit for the period.**

(b) The Company had revalued its plant and machinery situated at Patalganga and Naroda in 1997-98. Consequent to the revaluation, there is an additional charge for depreciation of Rs. 22 crores (US$ 5 million) for the half-year ended 30th September 2005 and an equivalent amount, which was hitherto being withdrawn from General Reserves, has been withdrawn from Revaluation Reserve. **This has no impact on profit for the period.**

4. During the quarter the Company has appropriated an amount of Rs 12,850 crores from the Profit and Loss Account to the General Reserve.

5. During the quarter Reliance Industries (Middle East) DMMC, Relene Petrochemicals e Limited, Reliance Capital Ventures Limited, Reliance Communication Ventures Limited, Global Fuel Management Services Limited, Reliance Energy Ventures Limited, Reliance Power Limited, Reliance Patalganga Power Limited, Reliance Thermal Energy Limited, Hirma Power Limited and Jayamkondam Power Limited have become subsidiaries of the Company.

6. Provision for Current Tax includes, provision for Fringe Benefit Tax of Rs 7 crores (US$ 2 million) for the quarter and Rs 12 crores (US $ 3 million) for the half year. (Previous Year Rs NIL)

7. There were no investors' complaints pending as on July 1, 2005. All the 2,983 complaints received during the quarter were resolved and no complaints were outstanding as on 30th September 2005.

8. The statutory auditors of the Company have carried out a Limited Review of the results for half-year ended 30th September 2005.

9. The above results were reviewed by the Audit Committee. The Board of Directors at its meeting held on 27th October 2005 approved the above results and its release.

UNAUDITED SEGMENT INFORMATION FOR THE QUARTER / HALF-YEAR ENDED 30TH SEPTEMBER 2005

Rs Crores

		Quarter Ended 30th September				Half Year Ended 30th September				Year ended 31st March	
		2005		2004		2005		2004		2005 (Audited)	
1.	**Segment Revenue**										
	- Petrochemicals	8,171		7,189		14,841		13,656		29,745	
	- Refining	18,595		12,980		34,690		25,080		51,700	
	- Others	441		500		854		1,010		2,623	
	Gross Turnover (Turnover and Inter Divisional Transfers)	27,207		20,669		50,385		39,746		84,068	
	Less: Inter Segment Transfers	4,314		2,805		7,608		6,136		10,358	
	Turnover	**22,893**		**17,864**		**42,777**		**33,610**		**73,710**	
	Less: Excise Duty Recovered on Sales	2,176		1,700		4,276		3,166		7,113	
	Net Turnover		**20,717**		**16,164**		**38,501**		**30,444**		**66,597**
2.	**Segment Results**										
	- Petrochemicals	1,279		1,041		2,161		1,927		3,762	
	- Refining	1,532		1,249		3,319		2,363		5,521	
	- Others	247		276		466		545		1,192	
	Total Segment Profit before Interest and Tax		**3,058**		**2,566**		**5,946**		**4,835**		**10,475**
	(i) Interest Expense		(222)		(434)		(458)		(902)		(1,474)
	(ii) Interest Income		139		27		282		92		369
	(iii) Other Unallocable Income Net of Expenditure		(67)		(41)		(130)		(139)		(245)
	Profit before Tax		**2,908**		**2,118**		**5,640**		**3,886**		**9,125**
	(i) Provision for Current Tax		(251)		(166)		(497)		(297)		(705)
	(ii) Provision for Deferred Tax		(176)		(200)		(352)		(400)		(792)
	Profit after Tax		**2,481**		**1,752**		**4,791**		**3,189**		**7,628**
3.	**Capital Employed (Segment Assets – Segment Liabilities)**										
	- Petrochemicals		26,628		11,635		26,628		11,635		9,576
	- Refining		27,607		22,643		27,607		22,643		22,636
	- Others		20,139		15,976		20,139		15,976		16,282
	- Unallocated Corporate		14,407		12,206		14,407		12,206		15,684
	Total Capital Employed		**88,781**		**62,460**		**88,781**		**62,460**		**64,178**

Notes to Segment Information for the half-year ended 30th September 2005:

1. As per Accounting Standard 17 on Segment Reporting (AS 17), the Company has reported segments information as described below:

   a) The **petrochemicals** segment includes production and marketing operations of petrochemical products namely, High and Low density Polyethylene, Polypropylene, Polyvinyl Chloride, Polyester Yarn, Polyester Fibres, Purified Terephthalic Acid, Paraxylene, Ethylene Glycol, Olefins, Aromatics, Linear Alkyl Benzene and Polyethylene Terephthalate.

   b) The **refining** segment includes production and marketing operations of the petroleum refinery.

   c) The businesses, conducted mainly through investment in associates and smaller business segments not separately reportable have been grouped under the **"others"** segment. This comprises of the following:

      - Oil and Gas
      - Textile
      - Communication
      - Power
      - Finance and Risk management

   d) Capital employed on other Investments and income from the same are considered under "un-allocable"

2. The segment results for the year ended 31st March 2005 are on a consolidated basis.

For Reliance Industries Limited

Mukesh D Ambani
Chairman & Managing Director

October 27, 2005